Exhibit 99.1

Brookfield Asset Management Inc.

News Release

BROOKFIELD TO ISSUE C$250 MILLION OF PREFERRED SHARES
NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES
Toronto, Ontario, November 10, 2016 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) today announced that it has agreed to issue 10,000,000 Class A Preferred Shares, Series 46 on a bought deal basis to a syndicate of underwriters led by TD Securities Inc. and Scotiabank for distribution to the public. The Preferred Shares, Series 46 will be issued at a price of C$25.00 per share, for gross proceeds of C$250,000,000. Holders of the Preferred Shares, Series 46 will be entitled to receive a cumulative quarterly fixed dividend yielding 4.80% annually for the initial period ending March 31, 2022. Thereafter, the dividend rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.85% and (ii) 4.80%.

Brookfield has granted the underwriters an option, exercisable until 48 hours prior to closing, to purchase up to an additional 2,000,000 Preferred Shares, Series 46 which, if exercised, would increase the gross offering size to C$300,000,000. The Preferred Shares, Series 46 will be offered in all provinces of Canada by way of a supplement to Brookfield's existing short form base shelf prospectus. The Preferred Shares, Series 46 may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

Brookfield intends to use the net proceeds of the issue of Preferred Shares, Series 46 for general corporate purposes. The offering of Preferred Shares, Series 46 is expected to close on or about November 18, 2016.

Brookfield Asset Management Inc. is a leading global alternative asset manager with approximately US$250 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Media:	Investors:
Claire Holland	Linda Northwood
Communications and Media	Investor Relations
Tel: (416) 369-8236	Tel: (416) 359-8647
Email: claire.holland@brookfield.com	Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "intends", "expected" and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.
Forward-looking statements in this news release include statements with respect to the offering and the use of proceeds from the offering described in this news release. Although Brookfield Asset Management believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; the realization of investment returns that are lower than expected; and other risks and factors detailed from time to time in the company's Annual Report on Form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.